Filed by Fairfax Financial Holdings Limited

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Allied World Assurance Company Holdings, AG

Subject Company’s Commission File Number: 001-32938

Date: January 27, 2017

TORONTO,  January 27, 2017

OMERS COMMITS TO INVEST US$1 BILLION IN ALLIED WORLD TRANSACTION WITH FAIRFAX

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) and OMERS, the pension plan for Ontario’s municipal employees, are pleased to announce that they have entered into an agreement pursuant to which OMERS will invest US$1 billion in order to indirectly acquire approximately 21% of the issued and outstanding shares of Allied World Assurance Company Holdings, AG (“Allied World”), simultaneously with the previously announced acquisition of Allied World by Fairfax and subject to certain regulatory approvals.

On December 18, 2016, Fairfax and Allied World announced that they had entered into a definitive merger agreement pursuant to which Fairfax will make an offer to Allied World shareholders to acquire all of the outstanding registered ordinary shares of Allied World. The transaction remains subject to a number of regulatory approvals and certain Allied World shareholder approvals. Closing of the transaction is expected to occur in the second quarter of 2017.

Fairfax is in ongoing discussions with several additional third parties to participate in the Allied World investment.  Any such additional parties will be announced if and as negotiations are satisfactorily concluded.

“We are pleased to be investing in Allied World.  Allied World is a market leading global property, casualty and specialty insurer and reinsurer, and is highly complementary to Fairfax’s existing worldwide operations,” said Sharon Ludlow, Head of Insurance Investments at OMERS.  “OMERS investment in Allied World is consistent with our strategy to invest in  high-quality companies, with strong fundamentals and a track record of value creation.”

“We are excited to be working again with OMERS,” said Prem Watsa, Chairman and CEO of Fairfax.  “OMERS is a proven, long-term investor and the commitment by it will allow us to increase the cash component of our US$54.00 per share offer to Allied World shareholders and gives us the flexibility to potentially buy back their interest over 5-7 years’ time.”

About Fairfax

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

About OMERS

Founded in 1962, OMERS is one of Canada’s largest defined benefit pension plans, with more than $77 billion in net assets as at December 31, 2015. It invests and administers pensions for

461,000 members from municipalities, school boards, emergency services and local agencies across Ontario. OMERS has employees in Toronto and other major cities across North America, the U.K., Europe and Australia — originating and managing a diversified portfolio of investments in public markets, private equity, infrastructure and real estate.  For more information, please visit www.omers.com.

CONTACT INFORMATION:

Fairfax:

John Varnell
Vice President, Corporate Development
Tel:  (416) 367-4941

OMERS:

Neil Hrab
Manager, Communications - Investments
Tel:  (416) 369-2418

nhrab@omers.com

IMPORTANT INFORMATION AND WHERE TO FIND IT

This announcement is for informational purposes only and does not constitute or form part of an offer to sell or exchange or the solicitation of an offer to buy, exchange or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This announcement is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, or an exemption therefrom.

In connection with the exchange offer for all of the outstanding registered ordinary shares of Allied World, Fairfax expects to file a registration statement on Form F-4, which will include a prospectus and proxy statement of Allied World (the “prospectus/proxy statement”), and a Tender Offer statement on Schedule TO (the “Schedule TO”), and may file amendments thereto, and soon thereafter Allied World will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the exchange offer and may file amendments thereto.  The exchange offer has not yet commenced. The exchange offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Allied World, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Allied World shareholders. The exchange offer will be made by Fairfax or an affiliate of Fairfax and not by any other person.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF ALLIED WORLD ARE URGED TO READ ANY DOCUMENTS REGARDING THE EXCHANGE OFFER CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER.

The registration statement, the Schedule TO and other related documents in relation to the exchange offer, as well as Fairfax’s other public filings with the SEC, may be obtained without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at Fairfax’s website, www.fairfax.ca.  This material is not a substitute for the registration statement, the Schedule TO and other related documents in relation to the exchange offer that will be filed with the SEC or sent to shareholders in connection with the proposed transactions.

The proxy statement and any other relevant documents filed by Allied World with the SEC, as well as any amendments or supplements to those documents and Allied World’s other public filings with the SEC, may be obtained without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at Allied World’s website, www.awac.com.

This announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Fairfax may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

Fairfax and Allied World and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies from Allied World’s and, if necessary, Fairfax’s shareholders in favour of the proposed transactions. Information about Allied World’s directors and executive officers and their ownership in Allied World common stock is available in the proxy statement dated March 10, 2016 for Allied World’s 2016 annual general meeting of shareholders. Information about Fairfax’s directors and executive officers and their ownership of Fairfax common stock is available in the management proxy circular dated March 11, 2016 for Fairfax’s 2016 annual general meeting of shareholders. Additional information regarding participants in the proxy solicitation may be obtained by reading the joint proxy statement/prospectus when it becomes available.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements within the meaning of applicable Canadian and United States securities laws and are made pursuant to the “safe harbour”  provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax, Allied World or the combined company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such statements reflect the current views of management of Fairfax and Allied World and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, regulatory approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Fairfax and Allied World, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements, which speak only as of the date they are made. Such factors include, but are not limited to the risks and uncertainties described in: (i) Fairfax’s most recently issued Annual Report which is available at www.fairfax.ca and in its Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com; and (ii) Allied World’s most recently issued Annual Report filed on Form 10-K, which is available on EDGAR at www.sec.gov. Each of Fairfax and Allied World disclaims any intention or obligation to update or revise any forward-looking statements and undertakes no obligation to release publicly the results of any future revisions to the forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.